Interim Condensed Consolidated Financial Statements of Alithya Group inc. For the three months ended June 30, 2025 and 2024 (unaudited)

Exhibit 99.1

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the three months ended June 30,
(in thousands of Canadian dollars, except per share data) (unaudited)		2025	2024
	Notes	$	$
Revenues	14	124,158	120,875
Cost of revenues	10	84,365	82,345
Gross margin		39,793	38,530

Operating expenses
Selling, general and administrative expenses	10	30,573	31,659
Business acquisition, integration and reorganization costs	11	2,047	783
Depreciation	10	1,065	1,095
Amortization of intangibles	4	4,955	4,644
Foreign exchange loss (gain)		1,166	(17)
		39,806	38,164
Operating (loss) income		(13)	366
Net financial expenses	12	2,840	2,372
Loss before income taxes		(2,853)	(2,006)
Income tax (recovery) expense
Current		302	104
Deferred		(3,340)	652
		(3,038)	756
Net earnings (loss)		185	(2,762)

Other comprehensive (loss) income
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries		(2,365)	544
		(2,365)	544
Comprehensive loss		(2,180)	(2,218)

Basic and diluted earnings (loss) per share	9	—	(0.03)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		June 30,	March 31,
(in thousands of Canadian dollars) (unaudited)		2025	2025
	Notes	$	$
Assets
Current assets
Cash		19,084	15,956
Accounts receivable and other receivables		87,127	95,270
Unbilled revenues		22,382	14,803
Tax credits receivable		10,921	10,996
Prepaids		8,551	8,680
		148,065	145,705
Non-current assets
Tax credits receivable		11,305	9,979
Other assets		1,257	1,327
Property and equipment		3,961	3,960
Right-of-use assets		3,451	4,277
Intangibles	4	75,148	74,450
Deferred tax assets		5,342	4,875
Goodwill	5	196,605	181,407
		445,134	425,980

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		77,776	80,899
Deferred revenues		18,172	25,024
Current portion of lease liabilities		2,575	3,546
Current portion of long-term debt	6	12,648	8,059
		111,171	117,528
Non-current liabilities
Contingent consideration	3	10,131	5,359
Long-term debt	6	124,750	101,860
Lease liabilities		5,035	5,449
Deferred tax liabilities		10,235	11,228
		261,322	241,424
Shareholders' equity
Share capital	7	316,785	316,685
Deficit		(154,110)	(155,075)
Accumulated other comprehensive income		5,633	7,998
Contributed surplus		15,504	14,948
		183,812	184,556
		445,134	425,980

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 3

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the three months ended June 30, (in thousands of Canadian dollars, except share data) (unaudited)
	Notes	Shares issued	Share capital	Deficit	Accumulated other comprehensive income	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2025		99,305,100	316,685	(155,075)	7,998	14,948	184,556
Net earnings		—	—	185	—	—	185
Other comprehensive loss		—	—	—	(2,365)	—	(2,365)
Total comprehensive loss		—	—	185	(2,365)	—	(2,180)
Share-based compensation	8	—	—	—	—	1,301	1,301
Share-based compensation granted on business acquisitions	8	—	—	—	—	743	743
Issuance of Multiple Voting Shares from exercise of stock options	7,8	52,632	178	—	—	(78)	100
Shares purchased for settlement of RSUs	7	(78,486)	(266)	71	—	—	(195)
Delivery of Subordinate Voting Shares upon settlement of RSUs	7,8	78,486	188	—	—	(248)	(60)
Change from equity-settled to cash-settled DSUs		—	—	—	—	(453)	(453)
Transfer upon forfeiture and cancellation of PSUs		—	—	709	—	(709)	—
Total contributions by shareholders		52,632	100	780	—	556	1,436
Balance as at June 30, 2025		99,357,732	316,785	(154,110)	5,633	15,504	183,812

Balance as at March 31, 2024		95,415,248	312,409	(157,370)	4,606	15,559	175,204
Net loss		—	—	(2,762)	—	—	(2,762)
Other comprehensive income		—	—	—	544	—	544
Total comprehensive (loss) income		—	—	(2,762)	544	—	(2,218)
Share-based compensation		—	—	—	—	931	931
Share-based compensation granted on business acquisition		—	—	—	—	410	410
Shares purchased for cancellation		(82,273)	(287)	115	—	—	(172)
Shares purchased for settlement of RSUs		(63,856)	(223)	85	—	—	(138)
Delivery of Subordinate Voting Shares upon settlement of RSUs		63,856	159	—	—	(245)	(86)
Total contributions by, and distributions to, shareholders		(82,273)	(351)	200	—	1,096	945
Balance as at June 30, 2024		95,332,975	312,058	(159,932)	5,150	16,655	173,931

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 4

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended June 30,
(in thousands of Canadian dollars) (unaudited)		2025	2024
	Notes	$	$
Operating activities
Net earnings (loss)		185	(2,762)
Adjustments for:
Depreciation and amortization		6,020	5,739
Net financial expenses	12	2,840	2,372
Share-based compensation	8	2,044	1,341
Unrealized foreign exchange loss (gain)		776	(54)
Realized foreign exchange (gain) loss on repayment of long-term debt		(39)	54
Loss on disposal of assets and on remeasurement of lease liabilities		245	—
Deferred taxes		(3,340)	652
		8,731	7,342
Changes in non-cash working capital items	13	(12,905)	9,354
Net cash (used in) from operating activities		(4,174)	16,696

Investing activities
Additions to property and equipment		(412)	(239)
Additions to intangibles	4	(65)	—
Business acquisition, net of cash acquired	3	(9,494)	—
Net cash used in investing activities		(9,971)	(239)

Financing activities
Advances on the Credit Facility, net of related transaction costs		28,385	34,294
Repayment of the Credit Facility		(6,400)	(36,268)
Repayment of secured loans		—	(8,537)
Repayment of other debt		(87)	—
Repayment of lease liabilities, including lease termination costs		(1,366)	(1,514)
Withholding taxes paid pursuant to the settlement of RSUs	8	(60)	—
Exercise of stock options	7	100	—
Shares purchased for settlement of RSUs	7	(195)	(138)
Shares purchased for cancellation		—	(172)
Financial expenses paid	12	(2,528)	(2,207)
Net cash from (used in) financing activities		17,849	(14,542)

Effect of exchange rate changes on cash		(576)	58
Net change in cash		3,128	1,973
Cash, beginning of period		15,956	8,859
Cash, end of period		19,084	10,832
Cash paid (included in cash flow (used in) from operating activities)
Income taxes paid		946	216

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 5

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (together with its subsidiaries, “Alithya” or the “Company”) is a professional services firm providing IT services and solutions through the optimal use of digital technologies in the areas of strategic consulting, enterprise transformation and business enablement.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”) under the symbol “ALYA”.
The Company’s head office is located at 700, René Lévesque West Blvd, Suite 400, Montréal, Québec, Canada, H3B 1X8.
2. BASIS OF PREPARATION
Statement of Compliance
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and should be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2025. The Company applied the accounting policies adopted in its most recent annual audited consolidated financial statements for the year ended March 31, 2025, except for changes as detailed below.
These interim condensed consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on August 12, 2025.
Basis of Measurement
These interim condensed consolidated financial statements have been prepared under the historical cost basis except for:
•Identifiable assets acquired and liabilities and contingent liabilities resulting from a business acquisition, which are generally measured initially at their fair values at the acquisition date and contingent purchase considerations which are measured at the acquisition date and subsequently at fair value;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date;
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment; and
•Liabilities for cash-settled share-based payment arrangements which are initially and subsequently measured at fair value.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 6

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT’D)
NEW ACCOUNTING STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE
At the date of authorization of these interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IFRS 7 and IFRS 9 - Classification and measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures. The standard amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system. Furthermore, they clarify the description of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial instruments with contractual terms that can change cash flows, and equity instruments classified at fair value through other comprehensive income. The amendments to IFRS 7 and IFRS 9 apply retrospectively and are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss;
•Introduction of requirements to improve aggregation and disaggregation;
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements; and
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows.
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS ACQUISITION
eVerge
Overview
On May 31, 2025, the Company acquired all of the issued and outstanding shares of U.S.-based eVerge Interests, Inc. and its subsidiaries (“eVerge”) (the “eVerge Acquisition”), a group specialized in enterprise applications and transformation services. Management expects that eVerge’s expertise will complement its existing Oracle business, will increase its AI capabilities, and will reinforce it’s smart shoring capabilities.
The eVerge Acquisition was completed for total consideration of US$23,500,000 ($32,292,000), before working capital and other adjustments, all payable in cash.
The total preliminary purchase consideration, in the amount of US$20,357,000 ($27,974,000) once adjusted for working capital and other adjustments, consisted of: (i) US$7,557,000 ($10,385,000) paid in cash on closing; (ii) US$580,000 ($797,000) of holdback, included in accounts payable and accrued liabilities as at June 30, 2025; (iii) US$7,520,000 ($10,334,000) of balance of sale payable in two installments of US$3,760,000 ($5,167,000) on May 31st, 2026 and 2027 (each an "Anniversary Date"); and (iv) potential earn-out consideration of US$4,700,000 ($6,458,000), payable in two installments (50% within 90 days of the first Anniversary Date and 50% on the second Anniversary Date).
The final purchase consideration could be adjusted based on post-closing conditions related to revenues and gross margin.
The total earn-out consideration of US$4,700,000 ($6,458,000) is contingent upon the future financial performance of the acquired business over the 12-month period following the acquisition date. The contingent consideration included in the purchase consideration is classified as a financial liability recorded at fair value through profit and loss and comprised an undiscounted scenario-based weighted average expected payout amount. The contingent consideration liability is included in Level 3 of the fair value hierarchy and will be remeasured at fair value at each reporting date. The fair value was determined using a scenario-based method, under which the Company identifies multiple outcomes, probability-weights the contingent consideration payoff under each outcome, and discounts the result to arrive at the expected present value of the contingent consideration. At acquisition date, the discount rate used was 17.8%.
Due to the short period of time between the acquisition date and reporting period, the determination of the fair value of intangible assets and earn-out consideration, closing adjustments and related deferred tax considerations is preliminary pending completion of selection and application of appropriate valuation techniques. Accordingly, the related preliminary values in the below allocation of the fair value of the assets acquired and the liabilities assumed and fair value of the earn-out consideration are subject to change within the measurement period, which could be significant. The eVerge Acquisition is being accounted for using the acquisition method.
For the three months ended June 30, 2025, the Company incurred acquisition-related costs pertaining to the eVerge Acquisition of approximately $870,000. These costs have been recorded in the interim consolidated statement of operations in business acquisition, integration and reorganization costs.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS ACQUISITION (CONT’D)
Purchase Price Allocation

The allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of eVerge	$

Current assets
Cash	891
Accounts receivable and other receivables	5,376
Prepaids	339
6,606
Non-current assets
Property and equipment	62
Intangibles (note 4)	7,376
Goodwill (note 5)	20,025
Total assets acquired	34,069

Current liabilities
Accounts payable and accrued liabilities	6,448
Income taxes payable	31
Deferred revenue	431
6,910
Non-current liabilities
Deferred tax liabilities	1,948
Total liabilities assumed	8,858

Net assets acquired	25,211

Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of eVerge into the Company's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 9

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS ACQUISITION (CONT’D)
Purchase consideration
The following table summarizes the acquisition date fair value of each class of purchase consideration as follows:

Acquisition of eVerge	$
Cash consideration	10,385
Holdback presented in accounts payable and accrued liabilities	797
Balance of purchase price payable with a nominal value of US$7,520,000 ($10,334,000) (note 6) (a)	9,214
Contingent consideration of US$4,700,000 ($6,458,000), recorded at fair value (a)	4,815
Total purchase consideration	25,211

a) Non-cash financing activities
eVerge’s contribution to the Company’s results
For the three months ended June 30, 2025, the eVerge business contributed revenues of approximately $3,066,000 and a loss before income taxes in the amount of $890,000, including amortization, primarily related to the acquired customer relationships, of $618,000, interest accretion of $59,000 and business acquisition costs of $870,000 (note 11).
If the acquisition had occurred on April 1, 2025, the Company’s pro-forma consolidated revenues and loss before income taxes would have been $130,411,000 and $3,020,000, respectively, for the three months ended June 30, 2025. These amounts have been calculated using eVerge’s results and adjusting for:
•differences in accounting policies between the Company and eVerge;
•the removal of transaction costs incurred by eVerge from April 1, 2025 to May 31, 2025; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2025.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 10

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. INTANGIBLES

As at	June 30, 2025					March 31, 2025
	Customer relationships	Software	Tradenames (a)	Non-compete agreements	Total	Customer relationships		Software		Tradenames (a)		Non-compete agreements		Total
	$	$	$	$	$	$		$		$		$		$
Opening cost	175,492	16,833	3,020	8,806	204,151	163,297		15,866		2,844		7,738		189,745
Additions, purchased	—	—	—	—	—	—		116		—		—		116
Additions through business acquisition (note 3)	7,008	24	—	344	7,376	7,800		300		—		1,600		9,700
Additions, internally generated	—	65	—	—	65	—		123		—		—		123
Disposals / retirements	—	(46)	—	—	(46)	(424)		(338)		—		(810)		(1,572)
Foreign currency translation adjustment	(4,435)	(700)	(159)	(255)	(5,549)	4,819		766		176		278		6,039
Ending cost	178,065	16,176	2,861	8,895	205,997	175,492	—	16,833	—	3,020	—	8,806	—	204,151
Opening accumulated amortization	107,441	15,206	—	7,054	129,701	91,530		10,578		—		6,364		108,472
Amortization	3,848	994	—	113	4,955	13,321		4,361		—		1,244		18,926
Disposals / retirements	—	—	—	—	—	(424)		(338)		—		(810)		(1,572)
Foreign currency translation adjustment	(2,914)	(654)	—	(239)	(3,807)	3,014		605		—		256		3,875
Ending accumulated amortization	108,375	15,546	—	6,928	130,849	107,441		15,206		—		7,054		129,701
Net carrying amount	69,690	630	2,861	1,967	75,148	68,051		1,627		3,020		1,752		74,450

(a) Tradenames are allocated to the Industry Solutions CGU for the purpose of impairment testing.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 11

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. GOODWILL

As at	June 30, 2025
	Canada	France	EPM-US	ERP-US	ERP-CAN	Industry Solutions	Not allocated	Total
	$	$	$	$	$	$	$	$
Beginning balance	78,405	143	10,196	67,893	—	10,108	14,662	181,407
Allocation (a)	—	—	—	—	14,662	—	(14,662)	—
Business acquisition (note 3)	—	—	20,025	—	—	—	—	20,025
Foreign currency translation adjustment	—	5	(715)	(3,583)	—	(534)	—	(4,827)
Net carrying amount	78,405	148	29,506	64,310	14,662	9,574	—	196,605

As at	March 31, 2025
	Canada	France	EPM-US	ERP-US	ERP-CAN	Industry Solutions	Not allocated	Total
	$	$	$	$	$	$	$	$
Beginning balance	78,405	135	9,603	63,941	—	14,409	—	166,493
Business acquisition	—	—	—	—	—	—	14,662	14,662
Impairment loss	—	—	—	—	—	(5,144)	—	(5,144)
Foreign currency translation adjustment	—	8	593	3,952	—	843	—	5,396
Net carrying amount	78,405	143	10,196	67,893	—	10,108	14,662	181,407

(a) During the three months ended June 30, 2025, upon completion of the purchase price allocation, the Company allocated the goodwill from the acquisition of XRM Vision Inc. and its affiliates (the “XRM Acquisition”) to the ERP-CAN CGU for the purpose of impairment testing. There were no other changes to the purchase price allocation.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 12

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
6. LONG-TERM DEBT
The following table summarizes the Company’s long-term debt:

As at	June 30,	March 31,
	2025	2025
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	96,086	77,729
Subordinated unsecured loans (b)	20,000	20,000
Balance of purchase price payable with a nominal value of US$3,115,000 ($4,243,000) (March 31, 2025 - US$3,115,000 ($4,479,000)), non-interest bearing (4.4% effective interest rate), payable in annual installments of US$3,115,000 ($4,243,000), maturing on July 1, 2025	4,243	4,431
Balance of purchase price payable with a nominal value of $8,625,000, non-interest bearing (8.0% effective interest rate), payable in annual installments of $3,450,000 for the first and second anniversaries, and $1,725,000 for the third anniversary, maturing on December 1, 2027	7,867	7,718
Balance of purchase price payable with a nominal value of US$7,520,000 ($10,242,000), non-interest bearing (8.0% effective interest rate), payable in annual installments of US$3,760,000 ($5,121,000), maturing on May 31, 2027 (note 3)	9,191	—
Other debt	292	379
Unamortized transaction costs (net of accumulated amortization of $461,000 and $403,000)	(281)	(338)
	137,398	109,919
Current portion of long-term debt	12,648	8,059
	124,750	101,860

(a) The Credit Facility is available to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Company is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility matures on April 1, 2027 and is renewable for additional one-year periods at the lender’s discretion, provided that the term of the Credit Facility never exceeds three years at a given time.
As at June 30, 2025, the amount outstanding under the Credit Facility includes $72,186,000 (March 31, 2025 - $61,829,000) payable in U.S. dollars (US$53,000,000; March 31, 2025 - US$43,000,000).
The Company has an additional operating credit facility available to a maximum amount of $2,724,000 (US$2,000,000), bearing interest at the U.S. prime rate plus 1.00%. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at June 30, 2025.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 13

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
6. LONG-TERM DEBT (CONT’D)
(b) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2026 and are renewable for one additional year at the lender’s discretion. For the period up to October 1, 2025, the first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on certain financial ratios. The interest rates for the period between October 1, 2025 to October 1, 2026 will be communicated by the lender at the latest fifteen days prior to October 1, 2025. Once communicated, the Company will have the option to partially or fully repay the loans, without penalties, by October 1, 2025 at the latest.
Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(b) The Company was in compliance with all of its financial covenants as at June 30, 2025 and March 31, 2025.
Subsequent to June 30, 2025, the Company amended the subordinated unsecured loans with Investissement Québec to extend the maturity from October 1, 2026 to October 1, 2027. There were no other significant changes.
7. SHARE CAPITAL
The following table presents information concerning issued share capital activity for the period:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2025	92,030,852	311,861	7,274,248	4,824
Exercise of stock options	—	—	52,632	178
Shares purchased for settlement of RSUs	(78,486)	(266)	—	—
Delivery of shares upon settlement of RSUs	78,486	188	—	—
Ending balance as at June 30, 2025 (a)	92,030,852	311,783	7,326,880	5,002

(a) Includes 1,724,553 Subordinate Voting Shares issued as part of the XRM Acquisition subject to forfeitures which are not considered as outstanding as per IFRS.

During the three months ended June 30, 2025, the following transactions occurred:
•52,632 stock options were exercised and 52,632 Multiple Voting Shares were issued with a carrying value of $178,000, for cash consideration of $100,000, with $78,000 reclassified from contributed surplus.
•78,486 Subordinate Voting Shares were purchased on the open market in connection with the settlement of RSUs for a total cash consideration of $195,000 and a carrying value of $266,000. The excess of the carrying value over the purchase price in the amount of $71,000 was recorded as a reduction to deficit. A total of 103,749 RSUs were settled net of withholding tax and 78,486 Subordinate Voting Shares were delivered with a carrying value of $188,000, which was reclassified from contributed surplus. The purchase and delivery of Subordinate Voting Shares upon settlement of RSUs were completed by the administrative agent of the Share Unit Plan (“SUP”), in accordance with the terms of the SUP and the Services Agreement entered into between the Company and the administrative agent.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 14

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE-BASED COMPENSATION
Stock options
The following table presents information concerning outstanding stock options for the period:

	Number of stock options	Weighted average exercise price (a)
		$
Beginning balance as at April 1, 2025	3,547,141	3.29
Expired	(140,000)	3.15
Exercised	(52,632)	1.90
Ending balance as at June 30, 2025	3,354,509	3.32
Exercisable at period end	2,999,126	3.32

(a) Following the delisting from Nasdaq, the Company converted the U.S. dollar exercise prices in Canadian dollars.
Included in the 2,999,126 stock options exercisable issued, 200,000 stock options are available to purchase Multiple Voting Shares at a weighted average exercise price of $3.38 as at June 30, 2025.
Deferred Share Units (“DSUs”)
The following table presents information concerning the outstanding number of DSUs for the period:

Number of DSUs

Beginning balance as at April 1, 2025	1,471,139
Granted to non-employee directors	86,835
Granted to employees	251,967
Ending balance as at June 30, 2025	1,809,941

During the three months ended June 30, 2025, 86,835 fully vested DSUs, in aggregate, were granted under the Long Term Incentive Plan (“LTIP”) to non-employee directors of the Company at an average grant date fair value of $2.45, per DSU, for an aggregate fair value of $213,000.
During the three months ended June 30, 2025, 251,967 DSUs, in aggregate, were granted under the SUP at a grant date fair value of $1.91, per DSU, for an aggregate fair value of $481,000. The expense was recorded as at March 31, 2025 as the related services were performed and the performance conditions were met at that date.
As at June 30, 2025, included in the 1,809,941 DSUs are 1,360,923 DSUs issued under the LTIP and 449,018 DSUs issued under the SUP.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 15

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE-BASED COMPENSATION (CONT’D)
Restricted Share Units (“RSUs”)
The following table presents information concerning the outstanding number of RSUs for the period:

Number of RSUs

Beginning balance as at April 1, 2025	2,155,231
Granted	1,534,791
Forfeited	(247,616)
Settled	(103,749)
Ending balance as at June 30, 2025	3,338,657

RSUs issued under the SUP are settled in Subordinate Voting Shares purchased on the open market through the SUP’s administrative agent, and to the extent that the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation associated with the settlement, the Company settles RSUs on a net basis.
During the three months ended June 30, 2025, 1,534,791 RSUs, in aggregate, vesting in June 2028, were granted under the SUP at an average grant date fair value of $2.34, per RSU, for an aggregate fair value of $3,591,000.
During the three months ended June 30, 2025, 103,749 RSUs issued under the SUP with a carrying value of $248,000, were settled on a net basis. 78,486 Subordinate Voting Shares were purchased on the open market and delivered, with an amount of $188,000 previously credited to contributed surplus transferred to share capital. The balance of 25,263 RSUs, representing an amount of $60,000, were surrendered for cancellation to satisfy the employee’s statutory withholding tax requirements.
As at June 30, 2025, all 3,338,657 RSUs were issued under the SUP.
Performance Share Units (“PSUs”)
The following table presents information concerning the outstanding number of PSUs for the period:

Number of PSUs

Beginning balance as at April 1, 2025	3,072,867
Granted	1,400,099
Forfeited	(521,992)
Ending balance as at June 30, 2025	3,950,974

During the three months ended June 30, 2025, 1,400,099 PSUs, in aggregate, vesting in June 2028, were granted under the SUP at an average grant date fair value of $2.34, per PSU, for an aggregate fair value of $3,276,000.
As at June 30, 2025, included in the 3,950,974 PSUs are 2,550,875 PSUs issued under the LTIP and 1,400,099 PSUs under the SUP.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 16

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE-BASED COMPENSATION (CONT’D)
Share-Based Compensation expense
Total share-based compensation expense for the period is summarized as follows:

	For the three months ended June 30,
	2025	2024
	$	$
Stock options	58	50
Share purchase plan – employer contribution	328	344
Share-based compensation granted on business acquisitions	743	410
DSUs	213	182
RSUs	554	307
PSUs	476	392
	2,372	1,685

9. EARNINGS (LOSS) PER SHARE

	For the three months ended June 30,
	2025	2024
	$	$
Net earnings (loss)	185	(2,762)

Weighted average number of Shares outstanding - basic and diluted (a) (b)	97,582,860	95,386,001
Basic and diluted earnings (loss) per share	—	(0.03)

(a) "Shares" include the Subordinate Voting Shares and Multiple Voting Shares.
(b) The weighted average number of basic Shares calculation for the three months ended June 30, 2025 excludes the impact of 1,724,553 Subordinate Voting Shares issued as part of the XRM Acquisition as they were subject to forfeitures.
For the three months ended June 30, 2024, the potentially dilutive outstanding equity instruments, which are the DSUs, PSUs and options mentioned in Note 8 granted under the LTIP, certain shares to be issued as part of anniversary payments related to business acquisition, and the Subordinate Voting Shares issued as part of the XRM acquisition subject to forfeiture, were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.
For the three months ended June 30, 2025, the basic and diluted earnings per share are the same as the inclusion of the instruments listed above had no impact on the result.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 17

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
10. ADDITIONAL INFORMATION ON CONSOLIDATED EARNINGS (LOSS)
The following table provides additional information on the consolidated earnings (loss):

	For the three months ended June 30,
	2025	2024
	$	$
Expenses by Nature
Employee compensation and subcontractor costs	107,561	107,226
Tax credits (a)	(1,481)	(1,954)
Licenses and telecommunications	3,307	3,297
Professional fees	2,604	2,047
Other expenses	2,910	3,388
Impairment of property and equipment and intangible	37	—
Depreciation of property and equipment	460	490
Depreciation of right-of-use assets	605	605
	116,003	115,099
Expenses by Function
Cost of revenues	84,365	82,345
Selling, general and administrative expenses (b)	30,573	31,659
Depreciation	1,065	1,095
	116,003	115,099

(a) Tax credits are included in cost of revenues.
(b) For the three months ended June 30, 2025, selling, general and administrative expenses include termination and benefit costs for management personnel of nil (2024 - $1,502,000) and nil (2024 - $246,000) of reversal of share-based compensation expense for forfeited equity instruments.
Deferred income tax recovery
During the three months ended June 30, 2025, the Company recognized a deferred tax asset in the amount of $1,948,000 that was probable of being realized as a result of the deferred tax liability pursuant to the eVerge Acquisition (note 3). The recognized deferred tax asset relates to previous years' net operating losses of the Company in the U.S. available for carryforwards in the amount of approximately $7,319,000 that was previously not recognized.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 18

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS
The following table summarizes business acquisition, integration and reorganization costs:

	For the three months ended June 30,
	2025	2024
	$	$
Acquisition costs (a)	901	—
Integration costs (b)	686	124
Reorganization costs (c)	423	566
Employee compensation on business acquisition (d)	37	93
	2,047	783

(a) The acquisition costs consisted mainly of professional fees incurred in relation to business acquisition (note 3).
(b) For the three months ended June 30, 2025, integration costs consisted mainly of loss on terminated lease previously acquired as part of business combinations, transition costs related to system integrations and common area expenses on vacated premises in relation to business acquisitions (2024 - mainly common area expenses on vacated premises in relation to business acquisitions).
(c) Reorganization costs consisted of employee termination and benefits costs.
(d) Employee compensation on business acquisition included deferred cash consideration from acquisition.
12. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

	For the three months ended June 30,
	2025	2024
	$	$
Interest on long-term debt	2,116	2,137
Interest on lease liabilities	97	124
Amortization of finance costs	57	77
Interest accretion on balances of purchase price payable	255	88
Financing fees	383	108
Interest income	(68)	(162)
	2,840	2,372

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 19

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
13. SUPPLEMENTARY CASH FLOW INFORMATION
Changes in non-cash working capital items are as follows:

	For the three months ended June 30,
	2025	2024
	$	$
Accounts receivable and other receivables	11,464	15,068
Unbilled revenues	(7,973)	(7,494)
Tax credits receivable	(1,221)	7,860
Prepaids	336	(916)
Other assets	70	—
Accounts payable and accrued liabilities	(9,060)	(3,673)
Deferred revenues	(6,521)	(1,491)
	(12,905)	9,354

During the three months ended June 30, 2025, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $79,000 (2024 - $183,000).
14. SEGMENT INFORMATION
The following tables present the Company's operations based on reportable segments:

	For the three months ended June 30, 2025
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	59,607	59,486	5,065	124,158

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	52,899	42,091	4,565	99,555
Tax credits	(1,395)	—	(86)	(1,481)
Licenses and telecommunication	1,018	1,633	176	2,827
Other expenses	1,186	1,547	212	2,945
	53,708	45,271	4,867	103,846
Operating income by segment	5,899	14,215	198	20,312
Head office general and administrative expenses				11,092
Business acquisition, integration and reorganization costs (a)				2,047
Foreign exchange loss				1,166
Operating income before depreciation and amortization				6,007
Depreciation and amortization				6,020
Operating loss				(13)

(a) The reorganization costs included in Business acquisition, integration and reorganization costs relate to the Canada segment.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 20

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
14. SEGMENT INFORMATION (CONT’D)

	For the three months ended June 30, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	65,135	50,708	5,032	120,875

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	55,226	38,658	4,585	98,469
Tax credits	(1,948)	—	(6)	(1,954)
Licenses and telecommunication	801	1,484	98	2,383
Other expenses	1,133	1,728	234	3,095
	55,212	41,870	4,911	101,993
Operating income by segment	9,923	8,838	121	18,882
Head office general and administrative expenses				12,011
Business acquisition, integration and reorganization costs (a)				783
Foreign exchange gain				(17)
Operating income before depreciation and amortization				6,105
Depreciation and amortization				5,739
Operating income				366

(a) The reorganization costs included in Business acquisition, integration and reorganization costs mostly relate to the Canada segment.
Information about revenues
An analysis of the Company’s revenues from customers for each major service category is as follows:

	For the three months ended June 30, 2025
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements (a)	50,895	30,599	4,579	86,073
Enterprise transformation services - fixed-fee arrangements	4,905	12,747	341	17,993
Business enablement services (b)	3,807	16,140	145	20,092
	59,607	59,486	5,065	124,158

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 21

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
14. SEGMENT INFORMATION (CONT’D)

	For the three months ended June 30, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements (a)	55,861	27,000	4,653	87,514
Enterprise transformation services - fixed-fee arrangements	5,808	9,154	379	15,341
Business enablement services (b)	3,466	14,554	—	18,020
	65,135	50,708	5,032	120,875

(a) Including $34,100,000 (2024 - $31,948,000) of time and materials arrangements applying the Input Method for the three months ended June 30, 2025.
(b) Including support revenues of $2,865,000 (2024 - $2,633,000) for Canada, $11,287,000 (2024 - $7,590,000) for U.S. and $105,000 (2024 - nil) for the International operating segment for a total of $14,257,000 (2024 - $10,223,000) for the three months ended June 30, 2025.
Major customer
During the three months ended June 30, 2025, no customer generated more than 10% of total revenues (June 30, 2024 - one Canadian customer generated more than 10% of total revenues for $15,648,000).
As at June 30, 2025, accounts receivable and other receivables from one Canadian customer amounted to $11,413,000 or 13% (March 31, 2025 - one Canadian customer represented more than 10% of total accounts receivable and other receivables for $10,210,000 or 11%).
15. FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
The carrying amount of cash, accounts receivable and other receivables, other assets, accounts payable and accrued liabilities and long-term debt bearing interest at variable rates is a reasonable approximation of fair value.
The fair value of the long-term debt bearing interest at fixed rates is estimated by discounting expected cash flows at rates that would be currently offered to the Company for debts of the same remaining maturities and conditions (Level 2). For both June 30, 2025 and March 31, 2025, the Company has determined that the fair value of the Credit Facility, the subordinated unsecured loans and the balances of purchase price payable are not significantly different than their carrying amount.
The contingent consideration related to the XRM Acquisition is payable based on the achievement of growth in excess of the trailing twelve months gross margin over a consecutive 12 months period within the 18 months following the acquisition date and is included in Level 3 of the fair value hierarchy. The fair value was determined using a scenario-based method, under which the Company identifies multiple outcomes, probability-weights the contingent consideration payoff under each outcome, and discounts the result to arrive at the expected present value of the contingent consideration. The actual earn-out payout can range from nil to $10,500,000. The maximum potential impact on the results can be an increase of $5,104,000 or a decrease of $5,396,000 in earnings.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2025 and 2024	| 22